SD 3/22/04

VP 3-17-04 AP

S [barcode] :S
04003948 COMMISSION
0549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00484

SEC MAIL RECEIVED PROCESSING
MAR - 8 2004
WASH. DC 158 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wayne Hummer Investments LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

Chicago	**IL**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

G.T. Becker **(312)-431-1700**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

233 S. Wacker	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SW

OATH OR AFFIRMATION

I, George T. Becker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wayne Hummer Investments LLC, as of December 31, 20 03, are true and correct. The financial statements and supplemental information of the Company are made available to all of the company's members and allied members of the New York Stock Exchange, Inc. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

"OFFICIAL SEAL"
RALPH RUGGIERO
Notary Public, State of Illinois
My Commission Expires 01/11/08

Notary Public

Signature

CFO
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of Financial Condition

Wayne Hummer Investments LLC

December 31, 2003
with Report of Independent Auditors

0401-0500575_Cond

Wayne Hummer Investments LLC

Consolidated Statement of Financial Condition

December 31, 2003

Contents

Report of Independent Auditors

Operating Committee and Sole Member
Wayne Hummer Investments LLC

We have audited the accompanying consolidated statement of financial condition of Wayne Hummer Investments, LLC and Subsidiary (the Company) as of December 31, 2003. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Wayne Hummer Investments, LLC and Subsidiary at December 31, 2003 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Chicago, Illinois
February 13, 2004

Wayne Hummer Investments LLC

Consolidated Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$ 733,842
Cash segregated for regulatory purposes	1,000
Deposits with clearing organizations (including U.S. government obligation of $302,604)	957,827
Securities borrowed	953,200
Receivables from brokers and clearing organizations	42,612
Receivables from customers	35,779,497
Securities owned – At market value	3,669,375
Exchange memberships – At cost (market value $1,445,000)	2,517,000
Furniture, equipment, and leasehold improvements – At cost, net of accumulated depreciation and amortization of $652,644	912,501
Other assets	1,713,262
Goodwill	7,960,483
Total assets	$55,240,599
Liabilities and member's equity	
Liabilities:	
Short-term bank borrowings	$13,130,191
Securities loaned	634,458
Payables to brokers and clearing organizations	1,075,412
Payables to customers	15,430,027
Securities sold, not yet purchased	37,053
Accounts payable, accrued expenses, and other liabilities	6,298,826
Total liabilities	36,605,967
Member's equity	18,634,632
Total liabilities and member's equity	$55,240,599

See notes to consolidated statement of financial condition.

Wayne Hummer Investments LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2003

1. Organization

Wayne Hummer Investments LLC (Hummer), registered as a broker/dealer under the Securities Exchange Act of 1934 (the Act), is a financial services firm headquartered in Chicago, Illinois. Focused Investments L.L.C. (Focused), an Illinois limited liability company, is a wholly owned subsidiary of Hummer, registered as a broker/dealer under the Act, engages in retail securities brokerage primarily through bank investment centers and clears securities transactions through Hummer. Hummer and Focused are collectively referred as the "Company."

The Company is a wholly owned subsidiary of Wintrust Financial Corporation (Wintrust). The Company maintained its limited liability company status subsequent to the acquisition.

Wintrust has assigned 100% of its limited liability company interest in Hummer to North Shore Community Bank & Trust Company (NSCB), an Illinois-chartered state bank that also is a member of the Federal Reserve. NSCB also is a wholly owned subsidiary of Wintrust. By virtue of its ownership of Hummer, NSCB also owns 100% of Focused.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of Hummer and Focused. All significant intercompany balances and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

For purposes of reporting cash, cash and cash equivalents include cash on deposit and money market investments.

Securities Transactions

Securities transactions are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are reported at market value based on quoted market prices.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary. At December 31, 2003, the Company has received securities with a market value of $942,766 and delivered securities with a market value of $634,458 related to the securities borrowed and securities loaned transactions, respectively.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Depreciation on furniture and equipment is computed on a straight-line basis over the estimated useful lives of the assets. Amortization of leasehold improvements is computed on a straight-line basis over the economic life of the asset or the term of the corresponding lease agreement, whichever is shorter.

Exchange Memberships

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimates of the impairment.

2. Summary of Significant Accounting Policies (continued)

Goodwill

The Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142"), *Goodwill and Other Intangible Assets*, effective for years beginning January 1, 2002. SFAS 142 addresses the accounting for goodwill and intangible assets subsequent to their acquisition.

The recoverability of goodwill is evaluated annually, at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount. The evaluation includes assessing the estimated fair value of the goodwill based on market prices for similar assets, where available, and the present value of the estimated future cash flows associated with the goodwill. Because 100% of goodwill is treated as a nonallowable asset for regulatory purposes, the impact of any impairment on the Company's net capital would not be significant but could adversely impact the results of operations.

Deferred Compensation

The Company maintains a deferred compensation plan (Plan) for certain employees. The vesting period for employees commences on January 1, 2005. The Company made a contribution to the Plan during the year ended December 31, 2003. This payable is included in accounts payable, accrued expenses, and other liabilities on the consolidated statement of financial condition.

Income Taxes

The Company is a member of a consolidated group for federal and state income tax purposes. A tax-sharing agreement between the Company and Wintrust provides, to the extent permitted by applicable law, for federal and state income taxes to be determined on a separate company basis. Any tax losses of the Company may be utilized to offset taxable income for other members of the consolidated group. To the extent the Company incurs current-year losses, other members within the consolidated federal income tax return compensate it for use of its current-year losses.

3. Receivables From and Payables to Customers

The Company extends credit to its customers to finance their purchases of securities on margin. The Company receives income from interest charged on such extensions of credit. Customer receivables include amounts due on cash and margin balances. Securities owned by customers are held as collateral for receivables, which are not recorded in the consolidated statement of financial condition. Customer payables include customers' free credit balances.

4. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2003, securities owned and securities sold, not yet purchased are recorded at market value and consist of the following:

	Owned	Sold, Not Yet Purchased
U.S. government obligations	$ 706,713	$ –
State and municipal government obligations	2,470,754	–
Corporate obligations	247,234	–
Certificates of deposit	16,755	–
Other	227,919	37,053
	$3,669,375	$37,053

5. Short-Term Bank Borrowings

Short-term bank borrowings are collateralized demand obligations at interest rates approximating the federal funds rate and are used to finance securities purchased by customers on margin and owned by Hummer.

At December 31, 2003, customer loans of $7,235,000 are collateralized by $21,810,021 of customers' margin account securities and $7,047,900 of secured letters of credit. Firm borrowings of $1,790,000, are collateralized by $2,256,432 of securities owned by the Company pursuant to secured demand note collateral agreements.

6. Employee Benefit Plan

The Company maintains a defined-contribution plan with a deferred compensation arrangement pursuant to Section 401(k) of the Internal Revenue Code. Participants are eligible to make pretax contributions to the plan and share in employer contributions. The Company has agreed to match 50% of the first $8,000 of participant contributions. Total contributions made by the Company during the year were $254,317.

7. Income Taxes

The Company is included in the consolidated federal and state income tax return filed by its Parent. Federal and state income taxes are calculated as if the Company filed a separate tax return.

8. Related Parties

Hummer is affiliated with Wayne Hummer Asset Management Company (WHAMC). Hummer provides office space and services to WHAMC for which Hummer was reimbursed. Hummer received fees from WHAMC for the use of the Wayne Hummer name and for referral of investments advisory accounts. At December 31, 2003, other assets included a net receivable from WHAMC of $120,225.

At December 31, 2003, Hummer had loans to employees of $472,652, included in other assets.

9. Financial Instruments

Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company's normal business activity involves the execution, settlement, and financing of securities transactions for customers generally located in the Midwest. Such transactions may expose the Company to off-balance-sheet risk in the event customer and broker counterparties are unable to fulfill their obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities, including transactions involving the sale of securities not yet purchased and the writing of options, are transacted on a cash or margin basis. In margin transactions, the Company extends credit to the customers, subject to various regulatory and internal guidelines, collateralized by cash and securities in the customer's account. Such transactions expose the Company to off-balance-sheet risk in

9. Financial Instruments (continued)

the event margin requirements are not sufficient to fully cover losses that customers may incur. In cash account transactions, the Company is exposed to the risk of loss in the event the customers do not complete the transaction, in which case the Company may have to purchase or sell securities at prevailing market prices. The Company monitors trade-date customer exposure and collateral values on a daily basis and requires customers to deposit additional collateral or reduce positions when necessary. Settlement of these transactions is not expected to have a material effect upon the Company's consolidated financial statements.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2003, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2003.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligation. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

10. Commitments and Contingencies

The Company leases certain office space and equipment under noncancelable leases. Future minimum payments under the noncancelable leases at December 31, 2003, are as follows:

Year ending December 31	
2004	**$1,299,249**
2005	**1,373,398**
2006	**1,404,935**
2007	**1,202,701**
	$5,280,283

11. Guarantees

On February 28, 2003, the Company adopted the new disclosure requirements for guarantees in accordance with FASB Interpretation ("FIN") No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. On January 1, 2003, the Company adopted the recognition requirements of FIN No. 45, requiring the Company to recognize a liability at the inception of certain guarantees for obligations it has undertaken in issuing the guarantees.

The guarantees covered by FIN No. 45 include contracts that contingently require the guarantor to make payments to the guaranteed party based on changes related to an asset, a liability, or an equity security of the guaranteed party, contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement and indirect guarantees of the indebtedness of others, even though the payment to the guaranteed party may not be based on changes to an asset, liability, or equity securities of the guaranteed party. In addition, FIN No. 45 covers certain indemnification agreements that contingently require the guarantor to make payments to the indemnified party.

At December 31, 2003, the Company was contingently liable in the amount of $1,000,000 under unsecured letters of credit placed at a clearing organization for the purpose of satisfying margin requirements.

In the normal course of business, the Company provides guarantees to securities clearing houses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligations under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. The Company believes that it is unlikely it will have to make material payments under these arrangements, and no liabilities related to these agreements have been recognized in the consolidated financial statements at December 31, 2003.

12. Net Capital Requirements

Hummer and Focused, as securities broker/dealers, are subject to rule 15c3-1 under the Securities Exchange Act of 1934 and, in the case of Hummer, the net capital rules of the New York Stock Exchange, Inc. (NYSE). Hummer has elected to use the alternative method of computing net capital requirements, which require Hummer to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2003, Hummer had net capital of $5,021,448, which was $4,246,418 in excess of its required minimum net capital and more than six times the net capital requirement of $775,030. Focused is required to maintain net capital equal to the greater of $50,000 or 6 2/3% of aggregated indebtedness, as defined. At December 31, 2003, Focused had net capital of $265,513, which was $215,513 in excess of the required minimum net capital. The net capital rules of the Securities and Exchange Commission and NYSE provide for certain limitations on the withdrawal of equity capital over and above the minimum net capital requirements.